UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

April 13, 2005

Hydrocarbon reserves as of December 31, 2004

Disclaimer	We would like to note that our comments during this conference call may include forward looking statements. Listeners are cautioned not to place undue reliance on any forward looking statements and to review the cautionary notes that appear on last pages of our earnings report, published on the Investor Relations section on PEMEX’s website.

Cautionary	We would also like to note that the United States Securities and Exchange
note	Commission (SEC) permits oil and gas companies, in their filings with the
SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this conference call such as total reserves, probable reserves, possible reserves, 3P and 2P reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, available also from us at
www.pemex.com.

Presentation

Introduction

Objective and	The objective is to present the main results of the reserves evaluation
content	process as of December 31, 2004.

• Summary of some basic definitions
• Results of the evaluation as of December 31 2004, its distribution and some relevant indicators
• Main discoveries
• Q&A session

Hydrocarbon reserves as of December 31, 2004	1/23
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Institutional	With the purpose of standardizing the estimation of reserves and
measuring	classification processes, the measurement of hydrocarbon reserves at
system	PEMEX is done, since 1996, based upon international definitions issued by the Society of Petroleum Engineers (SPE) and the World Petroleum
Congresses (WPC). PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the Securities and Exchange
Commission (SEC).

It is worth to mention that distinguishing proved reserves from probable and possible, has the purpose of signaling the identified opportunities and relate them to different behaviors, or exploitation strategies, in the discovered fields.

Additionally, PEMEX has a central group that allows the company to internally certify the reserves and to sanction, technically and economically, the restatements and discoveries done during a given period of time;
independently from the evaluations done by PEMEX Exploration and
Production’s business units and according to a process established and known in the whole organization.

Adoption of	In 2002, PEMEX adopted the criteria of the Securities and Exchange
the SEC	Commission (SEC) for the definition of proved reserves and the estimation
criteria for	was applied retroactively since 1998. It is worth saying that the application of
proved	these criteria did not modify the measurement of total, or 3P reserves, it only
reserves	modified its composition, decreasing proved reserves and increasing probable and possible reserves. These types of reserves will be defined further on.

Figure 1

Initial considerations

Transparency in the evaluation of reserves

In-house estimation and certification of reserves + Adoption of SEC definition for proved reserves + External consultants specialized in reserves

Reserves as of December 31, 1998-2002
Billion barrels of crude oil equivalent

57.7
58.2
56.2
53.0
50.0
Possible
Probable
Proved
11.5
12.1
34.2
12.0
12.1
34.1
11.3
12.2
32.6
10.3
11.9
30.8
13.0
17.0
20.1
1998
1999
2000
2001
2002

Impact in 2002

57.7
58.2
56.2
53.0
50.0
11.5
21.4
24.9
12.0
21.2
25.1
11.3
21.3
23.5
10.3
20.8
21.9
13.0
17.0
20.1
1998
1999
2000
2001
2002

Retroactive impact since 1999

Hydrocarbon reserves as of December 31, 2004	2/23
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PEMEX	Investor Relations

External	Since 1996, PEMEX has retained internationally recognized external
Consultants	consultants specialized in reserves to review its reserve calculations.

These consultants have certified the estimates made by PEMEX, which entails the independent evaluation of the original volume in place and the associated hydrocarbon reserve. In May 2004, the Board of Directors of
PEMEX Exploration and Production approved a proposal to have external consultants annually certify the hydrocarbon reserves.

Currently, external consultants are reviewing the reserves as of December 31,
2004. This process is expected to conclude during the third quarter of 2005.

Basic definitions

Definition	The terms original volumes, prospective and contingent resources and
criteria	reserves have been established in accordance with several organizations related to the industry, for example, the Society of Petroleum Engineers
(SPE) and the American Association of Petroleum Geologists (AAPG); and
also by national committees, like the World Petroleum Congresses (WPC).
Additionally as previously mentioned, PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the
Securities and Exchange Commission (SEC).

The evaluation of reserves is a process of estimation of volumes in hydrocarbon reservoirs that cannot be measured in an exact manner. The accuracy of any reserves’ estimation depends on the quality of the information available. Furthermore, subsequent results of drilling, testing and production could generate revisions to the initial estimation.

The use of these definitions allows PEMEX to distinguish among different types of reserves and provide reports of reserves consistent with international practices.

Hydrocarbon reserves as of December 31, 2004	3/23
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PEMEX	Investor Relations

Figure 2

Basic definitions

Uncertainty

<table>
<tr><td colspan="9">Original volume of total hydrocarbons in place</td></tr>
<tr><td colspan="3" rowspan="2">Original volume of undiscovered hydrocarbons</td><td colspan="6">Original volume of discovered hydrocarbons</td></tr>
<tr><td colspan="3">Non economic</td><td colspan="3">Economic</td></tr>
<tr><td rowspan="3">Non recoverable</td><td rowspan="3">Prospective Resources</td><td>Low estimate</td><td rowspan="3">Non recoverable</td><td rowspan="3">Contingent Resources</td><td>Low estimate</td><td rowspan="3">Reserves</td><td>Proved</td><td rowspan="3">Production</td></tr>
<tr><td>Central estimate</td><td>Central estimate</td><td>Proved + probable</td></tr>
<tr><td>High estimate</td><td>High estimate</td><td>Proved + probable + possible</td></tr>
</table>

SEC definition	Proved reserves are estimated volumes of hydrocarbons which geological
of proved	and engineering analysis demonstrates with reasonable certainty will be
reserves	commercially recoverable in future years from known reservoirs under the prevailing economic conditions, operational methods and government regulations.

Definition of	In addition to proved reserves, PEMEX considers probable and possible
probable and	reserves to constitute total reserves, also called 3P reserves.
possible
reserves	Probable reserves are those where the analysis of the geological and engineering information of these reservoirs suggests that they are more likely to be commercially recoverable than otherwise. If probabilistic methods are employed for its evaluation, there is a probability of at least 50% that the amounts to be recovered will be equal to or greater than the sum of proved plus probable reserves, also called 2P reserves.

With regard to possible reserves, these are volumes of hydrocarbons whose geological and engineering information suggests that their commercial recovery is less certain than that of the probable reserves. According to this definition, when probabilistic methods are employed, there is a probability of at least 10% that the amounts actually recovered will be equal to or greater than the sum of proved, probable and possible reserves, or 3P reserves.

Hydrocarbon reserves as of December 31, 2004	4/23
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Reserve estimation as of December 31, 2004

Proved	Based upon these definitions, as of December 31, 2004, PEMEX estimates proved
reserves at	reserves of 17 thousand 650 million barrels of crude oil equivalent, of which 73%
the end of	represents crude oil, 11% represents condensates and liquids from plants and the
2004	remaining 16% represents dry gas.

Of total proved reserves, 11 thousand 346 million barrels of crude oil equivalent, or
64%, are developed, which means reserves that are expected to be recovered from existing wells, including the reserves that can be recovered utilizing the current infrastructure through additional works at moderate investment costs. These reserves are located at the off-shore regions and on the onshore regions of southeast Mexico. Among the most important fields are Akal, Jujo-Tecominoacán and the fields of the Antonio J. Bermúdez and Ku-Maloob-Zaap complexes.

The remaining 6 thousand 304 million barrels of crude oil equivalent correspond to undeveloped proved reserves, which means volumes that are expected to be produced through drilling wells in the future. These volumes represent 36% of proved reserves and are mainly located in Akal, Jujo-Tecominoacán, Maloob,
Zaap, Chicontepec, Sinán, May y Misión (the latter three of the Light Crude Oil
Marine project).

Figure 3

Proved reserves 2004

Reserves as of December 31, 2004
Billion barrels of crude oil equivalent

17.6
11.3
6.3

100% = 17.6
Undeveloped
36%
64%
Developed

	Proved (1P)	Developed	Undeveloped
Crude:	73%	77%	66%
Condensate and plant liquids:	11%	9%	14%
Dry gas:	16%	14%	20%

Hydrocarbon reserves as of December 31, 2004	5/23
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Probable	Probable reserves were estimated to total 15 thousand 836 million barrels of crude
and	oil equivalent, which together with proved reserves constitute a 2P reserve of 33
possible	thousand 486 million barrels of crude oil equivalent. Probable reserves volumes
reserves at	are mainly located in the fields Akal, Ku, Maloob, Zaap and Chicontepec.
the end of
2004	Moreover, possible reserves were estimated to total 13 thousand 428 million barrels of crude oil equivalent which, when added to proved and probable reserves, constitute a 3P reserve of 46 thousand 914 million barrels of crude oil equivalent.
An important volume of the possible reserves is located in the Chicontepec field.

Of the total 3P reserves, 71% represents crude oil, 9% condensate and liquids from plants and 20% represents dry gas equivalent to liquid.
Figure 4

3P Reserves 2004

Reserves as of December 31, 2004
Billion barrels of crude oil equivalent

17.6
15.8
33.5
13.4
46.9
Proved (1P)
Probable
2P
Possible
3P

	Proved (1P)	Probable	2P	Possible	3P
Crude:	73%	73%	73%	66%	71%
Condensate and plant liquids:	11%	8%	9%	8%	9%
Dry gas:	16%	19%	18%	26%	20%

Hydrocarbon reserves as of December 31, 2004	6/23
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Crude oil	With regards to crude oil, proved reserves were estimated to total 12 thousand 882
reserves	million barrels, of which 64% represents heavy crude oil, 30% represents light crude oil and the remaining 6% represents extralight crude oil.

It is important to note that heavy crude is determined by a density less than or equal to an API gravity of 27°, light crude is determined by an API gravity greater than 27° but less than or equal to 38° and extralight crude by an API gravity greater than 38°.

In the aggregate, the 3P crude oil reserves totaled 33 thousand 312 million barrels, of which 52% represents heavy crude oil, 37% represents light crude oil and the remaining 11% represents extralight crude oil.

Figure 5

Crude reserves composition

Crude reserves as of December 31, 2004
Billion barrels

Proved reserves
100% = 12.9
6%
30%
64%
2P reserves
100% = 24.5
9%
34%
57%
3P reserves
100% = 33.3
10%
38%
52%

	Proved reserves	2P reserves	3P reserves
Heavy:	8.2	13.9	17.4
Light:	3.8	8.3	12.5
Extralight:	0.8	2.3	3.4

Hydrocarbon reserves as of December 31, 2004	7/23
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Natural gas	Proved natural gas reserves were estimated to total 20,433 billion cubic feet, of
reserves	which 69% represents associated gas and 31% represents non-associated gas.

3P reserves of natural gas were estimated to total 63,879 billion cubic feet, of which 77% represents associated gas and the remaining 23% represents non-
associated gas.

Figure 6

Natural gas reserves composition

Natural gas reserves as of December 31, 2004
Trillion cubic feet (Tcf)

Proved reserves
100% = 20.4
31%
69%
2P reserves
100% = 41.1
24%
76%
3P reserves
100% = 63.9
23%
77%

	Proved reserves	2P reserves	3P reserves
Associated:	14.0	31.1	49.4
Non associated:	6.4	10.0	14.5

On shore	69% of proved crude reserves are located in off-shore regions and the remaining
and	31% are located in onshore regions. 67% of proved natural gas reserves are
offshore	located in onshore regions and 33% in off-shore regions.
reserves
49% of the 3P crude oil reserves are located in off-shore regions and the remaining
51% in onshore regions. Likewise, 80% of the 3P natural gas reserves are located in onshore regions while the remaining 20% are located in off-shore regions.

Hydrocarbon reserves as of December 31, 2004	8/23
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Figure 7

Geographical distribution of reservas

Cuencas
Sabinas – Piedras Negras
Burgos
Tampico – Misantla
Veracruz
Sureste y Marino
Golfo de México Profundo
Plataforma de Yucatán

Reserves as of December 31, 2004:

Crude reserves (MMMb)
Natural gas reserves (Tcf)
100% =
12.9
24.5
33.3
20.4
41.1
63.9
On-shore
Off-shore
31%
69%
56%
44%
51%
49%
67%
33%
77%
23%
80%
20%
1P
2P
3P
1P
2P
3P

Type of reserve:

Reserve-	The reserves-production ratio, which is the ratio resulting from dividing the estimated
production	reserves as of December 31, 2004 by the total production of 2004 is equivalent to 29
ratio	years for the 3P reserves, 21 years for the 2P reserves and 11 years for the proved reserves. In all three cases, the reserves-production ratio decreased one year as compared to the same indicator estimated at the end of 2003.
Figure 8

Reserves-production ratio

Year
Production (MMboe)
Reserves-production ratio
1P
2P
3P
2002
1,508
13
25
33
2003
1,587
12
22
30
2004
1,611
11
21
29
Reserves-production ratio = Reserves / Production

Hydrocarbon reserves as of December 31, 2004	9/23
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Evolution	The change in 3P reserves is the result of the volume produced, which is being offset
of	by the exploratory activity, revisions, developments and delineations of existing
reserves	fields. Since the year 2000, PEMEX has increased its investments in exploration, which has allowed PEMEX reduce the rate at which reserves decrease thanks to new discoveries resulting from exploration activity.

From 2003 to 2004, the decrease in 3P reserves was 1,127 million barrels of crude oil equivalent, even though production during the period was 1,611 million barrels of crude oil equivalent. Further ahead I will describe in detail the manner in which this decrease was constituted considering discoveries, developments, delineations and revisions.

Figure 9

Reserves evolution

Reserves as of December 31, 2004
Billion barrels of crude oil equivalent

Possible
Probable
Proved
62.1
60.9
60.2
57.7
58.2
56.2
53.0
50.0
48.0
46.9
11.5
12.0
11.3
10.3
13.0
13.1
13.4
21.4
21.2
21.3
20.8
17.0
16.0
15.8
24.9
25.1
23.5
21.9
20.1
18.9
17.6
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

1P Reserves:	24.9	25.1	23.5	21.9	20.1	18.9	17.6
2P Reserves:	46.3	46.3	44.8	42.7	37.0	34.9	33.5
3P Reserves:	57.7	58.2	56.2	53.0	50.0	48.0	46.9

Evolution	In 2004, crude oil 3P reserves decreased 1,077 million barrels of crude oil
of crude	equivalent, this was mainly due to the production of 1,238 million barrels of crude oil
oil	equivalent. Proved reserves decreased 1,237 million barrels of crude oil equivalent.
reserves	2P reserves decreased 193 million barrels of crude oil equivalent as a result of restatements and development of fields, mainly in Citam. Possible reserves increased 354 million barrels of crude oil equivalent due to restatements and discoveries.

Hydrocarbon reserves as of December 31, 2004	10/23
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Figure 10

Crude and natural gas reserves evolution

Reserves as of December 31 every year

Crude reserves
Billion barrels
Natural gas reserves
Trillion cubic feet
Possible
Probable
Proved
36.3
34.4
33.3
8.6
8.5
8.7
12.5
11.8
11.7
15.1
14.1
12.9
65.4
63.9
63.9
21.7
22.7
22.7
22.1
20.5
20.7
21.6
20.7
20.4
2002
2003
2004
2002
2003
2004

1P Reserves:	15.1	14.1	12.9	21.6	20.7	20.4
2P Reserves:	27.6	25.9	24.5	43.7	41.2	41.1
3P Reserves:	36.3	34.4	33.3	65.4	63.9	63.9

Evolution of gas	Even though natural gas production in 2004 was 1.7 trillion cubic feet, there
reserves	was not a significant decrease in 3P reserves. This is mainly due to the effect of discoveries and the developments of non-associated gas fields.

The increase in non-associated natural gas reserves (dry gas and wet gas) are consequence of the intense development of the fields in the Burgos and
Veracruz Basins, were reserves increased by 526 billion cubic feet, mainly in the Arcabuz, Caudaloso, Culebra, Fundador, Velero and Apértura fields.

The decrease of proved reserves was only 0.3 trillion cubic feet, or 1.5%
compared to 2003 reserves, considering production.

2004 vs. 2003	In 2004, proved reserves decreased by 1,245 millions of barrels of crude oil
reserves	equivalent with respect to the previous year, 2P reserves decreased by 1,414 millions of barrels of crude oil equivalent and 3P reserves decreased by 1,127 millions of barrels of crude oil equivalent. It is important to note that the driver of the change is a production level of 1,611 million barrels of crude oil equivalent.

Hydrocarbon reserves as of December 31, 2004	11/23
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Figure 11

Reserves variation 2003-2004

Billion barrels of crude oil equivalent

1P Reserves
18.9
0.4
0.2
– 0.2
– 1.6
17.7
2P Reserves
34.9
0.7
0.1
– 0.6
– 1.6
33.5
3P Reserves
48.0
1.2
– 0.1
– 0.7
– 1.6
46.9
2003
Discoveries and delineations
Developments
Revisions
Production
2004

Discoveries	Discoveries refer to the incorporation of reserves attributable to successful exploratory wells drilled in new reservoirs.

In 2004, discoveries of proved reserves totaled 241 million of barrels of crude oil equivalent, 2P discoveries totaled 463 million barrels of crude oil equivalent and 3P discoveries totaled 916 million barrels of crude oil equivalent, concentrated in the Samaria, Wayil, Tumut, Pohp, Baksha, Pokoch and Tizón
fields in the Southeast Basins; Bagre in the Tampico-Misantla Basin and
Santander in the Burgos Basin.

Discoveries and	Discoveries and delineations of proved reserves totaled 369 million barrels of
delineations	crude oil equivalent, 2P discoveries and delineations totaled 678 million barrels of crude oil equivalent and 3P discoveries and delineations totaled 1,234 million barrels of crude oil equivalent.

Developments	Developments and delineations refer to increases or reductions of reserves as a consequence of development and delineation wells drilled.

The increase in the 1P reserve due to developments of fields totaled 208 million barrels of crude oil equivalent, of 2P reserves totaled 119 million barrels of crude oil equivalent and of 3P reserves, which is the aggregation of proved, probable and possible reserves, totaled negative 82 million barrels of crude oil equivalent.

Hydrocarbon reserves as of December 31, 2004	12/23
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Revisions	Revisions are the result of considering new information including geological, geophysical, operational and reservoir behavior, as well as the variation in hydrocarbon prices and lifting costs.

Downward revisions of proved reserves totaled 211 million barrels of crude oil equivalent. For probable reserves, the revisions totaled negative 390 million barrels of crude oil equivalent and for possible reserves, revisions totaled negative 66 million barrels of crude oil equivalent.

These decreases were mainly concentrated in fields like Kutz, Samaria,
Oxiacaque y Abkatún. These reductions were identified by analyzing the behavior in terms of pressure, production and water presence in these fields.

In order to reverse this effect, PEMEX has begun a pressure maintenance program through the injection of nitrogen in the Samaria and Oxiacaque fields which is programmed to start in 2007. For the Abkatún field the pressure maintenance will be done through water injection and currently electronic centrifuge pumping equipment is being installed in the wells of the fields.

Production	In 2004, production was 1,611 million barrels of crude oil equivalent

Proved reserves	In conclusion, the variation of proved reserves shows a stable behavior. On
balance as of	the one hand there are increases attributable to discoveries and developments
2004	in existing fields, plus positive delineations resulting from the exploratory activity. Nevertheless, there have been some negative revisions, as previously mentioned.

Considering the current information available, there are no negative changes in the existing reserves in the immediate future.

Hydrocarbon reserves as of December 31, 2004	14/23
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Reserves	It is important to remember that the reserves replacement rate is defined as the
replacement rate	ratio resulting from dividing the discovered reserves -1P, 2P or 3P- by the production in a given period without taking into account developments, delineations and revisions.

Considering discoveries of 3P reserves in 2004, 916 million barrels of crude oil equivalent, the reserves replacement rate is 57% compared to 45% in 2003.

The integrated reserves replacement rate of proved reserves – allowing for discoveries, developments and revisions – was 23%, compared to 26% in
2003.

Applying this analysis to natural gas, the integrated reserves replacement rate of proved reserves is 82%. This indicator reflects the investment oriented to natural gas fields developments and exploration in recent years.

Figure 12

Historical and future trend of the reserves replacement rate

Million barrels of crude oil equivalent
2500
2000
1500
1000
500
0
-500
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
Production
Incorporation
Incorporation in
2004: 916 MMboe
Incorporation by
current projects
53%
4%
12%
37%
14%
41%
57%
65%
100%
23%
21%
77%
1P Reserves
Includes:
delineations,
developments
and revisions
3P Reserves
Only discoveries
Initial year of reserves external
certification

Hydrocarbon reserves as of December 31, 2004	14/23
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Reserves	Taking into account information as of December 31, 2004, a level of investment
replacement	in exploration and production of about 10 billion dollars in the next 5 years with
goals	an increase in the proportion allocated to exploration, our expected goal is to achieve a 3P reserve replacement rate of 65 per cent in 2006 and 100 per cent in 2010.

Likewise, our goal for the integrated reserves replacement rate of proved reserves will gradually increase to reach 77 per cent in 2010. Please note that towards 2007, PEMEX expects developments from the projects Ku-Maloob-
Zaap, Crudo Ligero Marino and Chicontepec that will permit increasing the integrated reserves replacement rate of proved reserves by important reclassifications from probable reserves to proved reserves.

These goals correspond to a scenario given by expected values that consider uncertainty and the risk associated to the activities of exploration and production of hydrocarbons as of December 31, 2004.

Main discoveries

Discoveries	The investments made by PEMEX in the period from 2001 to 2003 have
2001-2003	resulted in the incorporation of 1,536 million barrels of crude oil equivalent of
3P reserves.

The priority for PEMEX in these years has been to incorporate reserves of non associated gas and crude oil, underscoring the non associated gas discoveries of 897 million barrels of crude oil equivalent within the 3P reserves, concentrated in the off-shore fields of Lankahuasa in the Tampico-
Misantla Basin, Chukua y Akpul in the Southeast Basins, and the on-shore fields of Nejo and Enlace in the Burgos Basin and Lizamba and Vistoso in
the Veracruz Basin. Of these discoveries, 152 million barrels of crude oil equivalent are proved reserves.

In relation to crude oil, it is important to highlight the discoveries of 639 million barrels of crude oil equivalent within the 3P reserves, from the off-
shore fields of Misión y Amoca in the Southeast Basins and Lobina in the
Tampico-Misantla Basin; as well as the on-shore fields Shishito and the
Naranja block of the Sen field in the Southeast Basins. Of these discoveries, 145 million barrels of crude oil equivalent are proved reserves.

Hydrocarbon reserves as of December 31, 2004	15/23
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Figure 13

Discoveries evolution

Million barrels of crude oil equivalent

Possible
Probable
Proved
215.7
159.6
35.8
20.4
611.8
269.3
217.6
124.8
708.8
273.4
283.7
151.7
916.2
453.3
222.1
240.8
2001
2002
2003
2004

1P Reserves:	20.4	124.8	151.7	240.8
2P Reserves:	56.2	342.4	435.4	462.9
3P Reserves:	215.7	611.8	708.8	916.2

2004 discoveries	In 2004, discoveries are mainly concentrated in:

• The Southeast Basins with 665 million barrels of crude oil equivalent of
3P reserves, out of this, 156 million barrels of crude oil equivalent are proved reserves
• The Tampico-Misantla Basin with 106 million barrels of crude oil equivalent of 3P reserves, out of this, 54 million barrels of crude oil equivalent are proved reserves
• The Burgos Basin with 93 million barrels of crude oil equivalent 3P reserves, out of this, 8 million barrels of crude oil equivalent are proved reserves

Of the total discovered in 2004, 70% represents crude oil reservoirs and the remaining 30% represents non-associated gas, within the 3P reserves. 1P discoveries represent 26% of 3P discoveries. This percentage should increase with developments and delineations, as is currently happening at the Burgos and Veracruz Basins.

Hydrocarbon reserves as of December 31, 2004	16/23
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Figure 14

Discoveries 2004

Discoveries as of December 31, 2004
millions of barres of crude oil equivalent

Proved reserves
100% = 241
65%
23%
8%
3%
1%
2P reserves
100% = 463
68%
16%
6%
9%
1%
3P reserves
100% = 916
73%
11%
4%
10%
2%

	Proved reserves	2P reserves	3P reserves
Sureste:	156	313	665
Tampico-Misantla:	54	77	106
Veracruz:	20	27	38
Burgos:	8	40	93
Sabinas:	3	7	15

Main off-shore	In 2004 PEMEX continued to explore the waters in the Gulf of Mexico.
discoveries	Crude oil discoveries of 3P reserves were estimated to represent 459 million barrels of crude oil equivalent, mainly from drilling the wells Wayil-1, Tumut-
1, Pohp-1 and Baksha-1, from the Southeast Basins. Of this total, 150 million barrels of crude oil equivalent are proved reserves.

The discoveries of non-associated gas represented 111 million barrels of crude oil equivalent of 3P reserves, mainly from drilling the wells Men-1,
Poctli-1 and Után-1 from the Southeast Basins and Kosni-1 from the
Tampico-Misantla Basin. Out of this, 39 million barrels oil equivalent are proved reserves.

Main onshore	In 2004, the main onshore discoveries were:
discoveries
• 130 million barrels of crude oil equivalent 3P reserves, corresponding to heavy crude oil from the well Samaria-1001 in the Southeast Basins.
This reserve is being classified as possible while the exploitation and commercialization strategy is being developed
• 216 million barrels of crude oil equivalent 3P reserves, corresponding to reservoirs of non-associated gas, mainly from the wells Tizón-201 in the
Southeast Basins; Patlache-1, Santander-1 and Forastero-1 in the
Burgos Basin; and Apértura-401, Arquimia-1 y Fourier-1 in the Veracruz
Basin. Out of this, 52 million barrels of crude oil equivalent are proved reserves

Hydrocarbon reserves as of December 31, 2004	17/23
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Future strategy	The emphasis in exploration efforts have been in reservoirs located in
of exploration	known basins. Starting 2004, this emphasis has been reinforced with the location of exploratory opportunities in zones away from the ones traditionally explored. These include deep waters through the acquisition and interpretation of three-dimensional seismic information.

It is important to mention that this exploratory strategy reflects an equilibrated portfolio with moderate and high risk exploration opportunities were the volume to incorporate is significant and strategical for PEMEX, and is oriented to non-associated gas and light crude oil.

Clarifying points

CAPEX in	In the next years, PEMEX expects to sustain exploration investments at
exploration	between US$ 1.5 and 2 billion per year, which is comparable to the exploration investments realized in 2004.

Proved	It is expected that the rate of proved integrated reserves replacement rate will
integrated	increase from 23% in 2004 to 77% by 2010 (including discoveries,
reserves	developments, delineations and revisions).
replacement
rate	The most important factor in the increase of the reserve replacement is the construction of the infrastructure for the development of Ku-Maloob-Zaap,
Crudo Ligero Marino and Chicontepec, which are expected to allow a reclassification of probable and possible reserves to proved reserves, which is in accordance with Securities and Exchange Commission definitions.

Production	Currently, PEMEX produces 3.4 million barrels per day of crude oil and 4.7 billion cubic feet per day of natural gas. It is estimated a similar production for
2005.

Likewise, with the development of projects such as Ku-Maloob-Zaap, Crudo
Ligero Marino and Chicontepec, PEMEX expects a production of 4 million barrels per day of crude oil and 6 billion cubic feet per day of natural gas in
2008

Hydrocarbon reserves as of December 31, 2004	18/23
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Cantarell	In 2004, crude oil production in Cantarell was 2.1 million barrels per day, while natural gas production was 740 million cubic feet per day. As of
December 31, 2004, proved and probable reserves (2P) in Cantarell amounted 7,965 million barrels of oil equivalent, while proved reserves amounted 6,593 million barrels of oil equivalent.

A strict monitoring and management reserves program is followed in each of
Cantarell’s wells. This monitoring allows PEMEX to estimate its production levels, which is estimated to start declining by the end of this year.

Deep waters	Only 33 million barrels of crude oil equivalent from discoveries in deep water
(ocean depth of more than 500 meters) were included in the 2004 total reserves (3P).

These reserves came from the Nab-1 well, which was drilled at an ocean depth of 681 meters in the Gulf of Mexico. All other discoveries and reserves are in waters of less than 500 meters depth, or on shore.

Drilling	In 2004, 727 wells were drilled and finished, of those 103 were exploratory wells.

Lifting costs	PEMEX’s lifting costs are approximately US$ 3 per barrel in shallow waters
(less than 500 meters).

Hydrocarbon reserves as of December 31, 2004	19/23
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Annex
Table A1 Historic evolution of Mexican mix crude oil and sour wet gas

Hydrocarbon reserves as of December 31, 2004	20/23
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Table A2 Reservoirs discovered in 2004

		1P		2P		3P
		—————	————	—————	————	—————	———————	——————
		Crude Oil	Nat. gas	Crude Oil	Nat. gas	Crude oil	Nat. gas	Crude oil eq
Basin Field	Well	MMb	MMMcf	MMb	MMMcf	MMb	MMMcf	MMb

Total		120.8	575.1	219.2	1,154.6	543.8	1,787.4	916.2

Burgos		0.0	34.9	0.0	181.5	0.0	417.6	93.0
Azabache	Azabache-1	0.0	0.2	0.0	0.2	0.0	3.3	0.7
Bayo	Bayo-1	0.0	2.9	0.0	2.9	0.0	2.9	0.7
Cañón	Patlache-1	0.0	9.8	0.0	37.5	0.0	119.6	26.9
Casta	Casta-1	0.0	0.7	0.0	8.8	0.0	24.9	6.0
Cúpula	Cúpula-1	0.0	0.8	0.0	0.8	0.0	2.7	0.6
Nejo	Nejo-101	0.0	1.2	0.0	4.0	0.0	17.0	3.8
Pame	Pame-1	0.0	5.8	0.0	33.4	0.0	66.2	14.9
Santander	Santander-1	0.0	4.3	0.0	58.4	0.0	111.2	25.0
Talud	Talud-1	0.0	1.2	0.0	8.1	0.0	19.9	4.5
Tequis	Tequis-1	0.0	0.2	0.0	1.4	0.0	2.2	0.5
Vagabundo	Vagabundo-1	0.0	3.5	0.0	3.5	0.0	14.7	3.3
Visir	Visir-1	0.0	4.4	0.0	22.6	0.0	33.1	6.0

Sabinas		0.0	15.0	0.0	34.4	0.0	79.1	15.2
Forastero	Forastero-1	0.0	15.0	0.0	34.4	0.0	79.1	15.2

Sureste		86.7	311.2	181.6	591.2	488.5	830.2	664.7
Baksha	Baksha-1	9.6	1.0	15.5	1.6	57.8	5.9	57.8
Etkal	Etkal-101	1.2	68.0	1.5	81.6	1.5	81.6	19.5
Itla	Itla-1	2.2	0.8	10.7	4.0	11.5	4.3	12.4
Men	Men-1	0.0	41.9	0.0	105.1	0.0	186.7	35.9
Nab	Nab-1	0.0	0.0	0.0	0.0	32.6	2.6	32.6
Numán	Numán-1	0.0	0.0	0.0	0.0	16.7	1.4	16.7
Poctli	Poctli-1	0.0	31.3	0.0	53.4	0.0	65.4	12.6
Pohp	Pohp-1	7.2	1.5	21.4	4.6	69.6	16.1	69.6
Pokoch	Pokoch-1	24.1	34.3	36.7	47.1	36.7	47.1	47.0
Samaria	Samaria-1001	0.0	0.0	0.0	0.0	130.6	7.3	130.6
Tizón	Tizón-201	9.6	46.1	32.1	154.6	32.1	154.6	69.9
Tumut	Tumut-1	15.2	16.7	38.6	43.5	56.3	61.9	71.1
Után	Után-1	0.0	13.4	0.0	15.7	0.0	57.8	11.1
Wayil	Wayil-1	17.5	56.1	24.9	79.8	42.9	137.4	77.7

Tampico-Misantla		34.1	110.0	37.6	205.2	55.4	264.1	105.5
Atún	Atún-101	2.3	44.9	5.8	49.1	6.8	50.3	16.1
Bagre B	Bagre-101	31.8	31.1	31.8	31.1	48.6	47.1	57.4
Kosni	Kosni-1 y 101	0.0	34.1	0.0	125.0	0.0	166.8	32.1

Veracruz		0.0	104.0	0.0	142.3	0.0	196.3	37.7
Apértura	Apértura-401	0.0	25.8	0.0	55.1	0.0	81.0	15.6
Arquimia	Arquimia-1	0.0	41.7	0.0	44.2	0.0	44.2	8.5
Lizamba	Fourier-1	0.0	17.5	0.0	20.0	0.0	38.3	7.4
Lizamba	Kepler-1	0.0	11.9	0.0	15.8	0.0	15.8	3.0
Madera	Lleida-1	0.0	7.2	0.0	7.2	0.0	17.0	3.3

Hydrocarbon reserves as of December 31, 2004	21/23
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Table A6 Hyodrocarbon reserves as of December 31, 2004

	Original volume			Hyodrocarbon reserves				Gas reserves

							Dry gas
	Crude oil	Natural gas	Oil equivalent	Crude oil	Condensate	Plant liquids*	equivalent**	Natural gas	Dry gas
	MMb	MMMcf	Mmboe	MMb	MMb	MMb	Mmboe	MMMcf	MMMcf

Total (3P)	280,391	239,636	46,914	33,312	835	3,413	9,354	63,879	48,649
Proved	143,576	171,501	17,650	12,882	519	1,402	2,847	20,433	14,808
Probable	83,334	37,674	15,836	11,621	169	980	3,066	20,703	15,945
2P	226,910	209,176	33,486	24,503	688	2,382	5,913	41,136	30,753
Posible	53,481	30,460	13,428	8,809	148	1,031	3,441	22,743	17,897

*	Gas liquids from processing plants.
**	The liquid obtained supposes a heat value equivalent to the Maya crude oil and an average mixture of the dry gas obtained at Cactus, Ciudad PEMEX and
Nuevo PEMEX gas processing center.
Note: All the units are expressed at atmospheric conditions and assume 15.6 [o] C and 14.7 lb of pressure per square inch.

Table A6 Hydrocarbon reserves

							Cumulative
							production as of
	2002		2003		2004		December 31, 2004

	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas	Crude oil	Natural gas
	MMb	MMMcf	MMb	MMMcf	MMb	MMMcf	MMb	MMMcf

Total	1,159	1,615	1,230	1,642	1,238	1,674	32,344	53,178
Cantarell	694	257	775	287	782	289	10,931	4,466
Ku-Maloob-Zaap	91	46	107	56	111	58	1,944	1,024
Abkatún-Pol-Chuc	149	190	131	180	118	167	4,760	4,970
Litoral de Tabasco	17	37	14	32	24	54	207	442
Burgos	-	368	-	376	-	401	33	8,492
Poza Rica-Altamira	27	39	26	41	29	44	5,437	7,399
Veracruz	0	56	0	75	0	115	73	1,217
Bellota-Jujo	74	107	71	101	78	101	2,626	4,058
Cinco Presidentes	13	21	14	21	14	25	1,675	2,027
Macuspana	1	48	1	54	2	66	14	5,332
Muspac	18	265	15	250	13	204	1,636	8,746
Samaria-Luna	78	181	75	168	67	151	3,006	5,005

Note: All the units are expressed at atmospheric conditions and assume 15.6 [o] C and 14.7 lb of pressure per square inch.

Hydrocarbon reserves as of December 31, 2004	22/23
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PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

Hydrocarbon reserves as of December 31, 2004	23/23
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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: April 20, 2005

FORWARD-LOOKING STATEMENTS

                    This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.